SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2013

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the first three months ended March 31, 2013 prepared in accordance with K-IFRS as attached hereto.

Disclaimer:

The financial information relating to the consolidated and separate results of operations of KEPCO for the first three months of 2013 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with the Korean International Financial Reporting Standard (K-IFRS). The Information has been neither audited nor reviewed by KEPCO’s independent accountants, KPMG Samjong Accounting Corp., or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO for the first three months of 2013, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

For the first three months ended March 31, 2013 and 2012

(Unit : in billions of Korean Won)	2013 Jan.-Mar.	2012 Jan.-Mar.	Change
Operating revenues	13,799	12,940	6.6%
Cost of goods sold & selling and administrative expenses	13,141	13,182	–0.3%
Operating income (loss)	658	–242	n/m
Other revenues	88	101	–13%
Other expenses	17	22	–21.5%
Other income	31	57	–45.8%
Finance income (loss)	437	225	94.5%
Finance expenses	1,060	652	62.5%
Equity income (loss) of affiliates, net	71	86	–17.6%
Income (Loss) before income tax	208	–447	n/m
Net income (loss)	160	–513	n/m
Non-controlling interests	27	25	7.1%
Owners of the company	133	–538	n/m

*	The figures may not add up due to rounding
**	n/m means not meaningful

CONDENSED SEPARATE STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

For the first three months ended March 31, 2013 and 2012

(Unit : in billions of Korean Won)	2013 Jan.-Mar.	2012 Jan.-Mar.	Change
Operating revenues	13,633	12,896	5.7%
Operating income (loss)	–479	–2,129	–77.5%
Income (Loss) before income tax	–211	–1,398	–84.9%
Net income (loss)	–17	–874	–98.1%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Han, Key-Shik
Name:	Han, Key-Shik
Title:	Vice President

Date: May 10, 2013